UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Rd, Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒            Form 40-F     ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Chiang Li
Name:	Dr. Chiang Li
Title:	Chairman of the Board of Directors

Date: July 8, 2025

Exhibit Index

Exhibit 99.1	Press Release – Leading Independent Proxy Advisory Firm ISS Joins Glass Lewis in Recommending Shareholders Vote to Keep the Current SINOVAC Board in Place

Exhibit 99.2	Press Release – Federal Court in Massachusetts Denies Vivo Capital’s Petition for Relief on SINOVAC

Exhibit 99.3	Press Release – Final Reminder for SINOVAC Shareholders to Vote the WHITE Proxy Card “AGAINST” Misguided Proposals 1 and 2